Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements, including the notes thereto, and the other financial information, prepared in accordance with International Financial Reporting Standards (“IFRS”), included elsewhere herein.  Unless otherwise indicated, all amounts are stated in Euros (“Euros” or “€”).

General

The Company, the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, is the leading dairy company in Greece and the second largest Greek food company based on 2003 net sales. During the period from its inception until the mid-1970s, Fage was involved primarily in the small scale production and distribution of traditional Greek yogurt. Until that time, retail outlets typically sold yogurt as a commodity product in bulk quantities, often without reference to the manufacturer. In 1975, the Company was the first to introduce branded yogurt products into the Greek market. These products, which carried the FAGE trademark, were sold in smaller, sealed tubs and presented in more attractively designed packaging. Over the last two decades, branded products have steadily replaced the traditional bulk varieties thus transforming the Greek yogurt industry into a predominantly branded market. The Company estimates that branded yogurt products now account for 76.5% of yogurt and dairy desserts sales volume in Greece and that the Company accounts for 46.6% of such sales by volume based on figures provided by IRI Hellas, July/August 2004. During the period since 1975, the Company has devoted substantial resources to building its distribution network and enhancing the image of the FAGE trademark and its other brand lines.

The Company’s commercial success in selling yogurt and the positive image of the FAGE trademark have enabled it to increase revenues and profitability through diversifying into other product areas of the dairy industry. The Company introduced its first cheese products in 1991 and began the processing and distribution of fresh milk in 1993. While yogurt and milk products accounted for approximately three quarters of 2003 net sales, over the last several years, the Company has increased its cheese production capabilities by acquiring interests in five regional Greek cheese companies: Pindos, Tamyna, Xylouris, Zagas, and Bizios. See Note 11 to the Consolidated Financial Statements. The Company has also expanded its business to include the distribution of fruit juices and refrigerated snacks.  In addition to entering new product categories, the Company has used the strength of the FAGE trademark and its extensive distribution network to increase sales and profitability through new product launches and brand line extensions.

Over the past five years the Company has improved its operating efficiency through technological and other capital improvements to its production facilities, consolidation of its raw materials purchasing and other modifications to production processes and methods. These initiatives have lowered unit production costs, thereby contributing to Fage’s improvement in gross profit margin. The Company plans to make additional investments with the aim of further enhancing efficiency in its production facilities. The Company also plans to continue investing in and expanding its distribution system, particularly in Northern Greece, thereby reducing transportation costs and improving operating efficiency.

In addition to investments in its distribution networks, the Company continues to invest in promotional programmes to further enhance its brand image. In March 2001, the Company became a Grand Sponsor of the Athens 2004 Olympic Games with exclusivity in the yogurt, cheese and dairy desserts categories. Fage developed various programmes such as sponsorship tags at the end of TV commercials, print and outdoor advertising campaigns, and other promotional activities in order to capitalise on this sponsorship and enhance the Company’s image and increase its name recognition.

Overall, the Company has invested significantly in its business over the past six years (1999 to 2004), including: (i) a total of €82.4 million for new property, plant and equipment as well as upgrades of existing production and distribution infrastructure and other tangible assets; (ii) a total of €18.9 million mainly for the acquisition of cheese production companies; and (iii) a total of

€121.2 million for advertising and sponsorship programmes. While Fage intends to continue to invest in its business over the next five years, the Company believes that its investment in capital expenditures and acquisitions is likely to be lower than in previous years. The Company believes that Fage has the most modern plant and machinery in the Greek market. As a result of its significant capital expenditures, the Company believes that, other than the establishment of its planned U.S. yogurt production facility (which will be funded initially with a portion of the net proceeds of a proposed private placement by the Company of up to €120,000,000 aggregate principal amount of senior notes which are expected to mature in 2015 (the “Offering”)), its capital expenditure needs over the next five years will be limited to approximately €8 million annually. The Company also expects that once the production of yogurt commences at the U.S. production facility, existing capacity at the Company’s facility in Athens will be sufficient to meet anticipated demand outside the U.S. for the next five years. Also, since March 2001, the Company had expenses totalling €9.5 million which were directly related to the Olympic games sponsorship (including payments to the Athens 2004 organising committee and costs for TV advertising tags) and are non-recurring. As a result, the Company’s management believes free cash flow over the next five-year period will be improved.

The Company’s primary market is Greece. Substantially all of its yogurt products are sold as branded products with a small proportion distributed in the traditional bulk market. In the milk sector, substantially all products, including all of the Company’s products, are sold as branded goods. The Company sells the majority of its cheese products in the packaged sector, which currently accounts for approximately 6% of Greek cheese sales based on IRI figures, compared to 3% in 1999. The Company believes that the packaged cheese market will continue to grow as a proportion of the total cheese market in the future.

In international markets, which are primarily in the European Union and the U.S., the Company sells branded yogurts and packaged cheeses. In recent years, the Company’s increase in sales has been driven by growth in both the domestic and international markets. In the domestic market increased sales have been driven by both price increases exceeding inflation and by the shift in product mix to more premium priced products. However, the Company believes that the rate of its growth in the international markets will exceed the rate of its domestic growth over the next five years.

The Company has recently experienced stable or slightly declining volumes due to significant competitive pressures in Greece. The decline in volume in fresh milk and set yogurts has been offset by increased volumes in Extended Shelf Life (“ESL”) milk, strained yogurt, cheeses, desserts and children’s yogurt. Domestic volumes in its flagship Total yogurt brand have grown notwithstanding strong competitive pressure. As with sales generally, the Company believes that future volume growth will come mainly from growth in its international markets and from its premium priced products.

The Company is in the advanced stages of negotiating the acquisition of the U.K. distributor of its yogurt and branded cheese products as part of its strategy to enhance its presence in the U.K. market. The Company expects to complete this acquisition at a purchase price of approximately €5 million in the first quarter of 2005. After this acquisition is completed, the Company plans to initiate a national advertising campaign for 2005, similar to the campaign it launched in Italy in 2004, as part of Fage’s strategy to realise its growth objectives in this market. The Company estimates that the acquisition of its U.K. distributor should increase the Company’s EBITDA by approximately €1.5 million on an annual basis. This estimate is based on the publicly filed financial statements of the U.K. distributor for its fiscal year ended April 30, 2004 which are prepared on the basis of U.K. GAAP and there can be no assurance that this increase to the Company’s EBITDA will be realised.

Revenues from certain of the Company’s products and trading activities experience seasonal fluctuations, primarily due to increased tourism during the summer months, particularly on the Greek islands.

The Company’s financial results have historically been impacted due to its long-term borrowings, and related interest payment obligations, in U.S. dollars and the high level of volatility in the exchange rate between the Euro and U.S. dollar. Following the closing of the Offering, the Company intends to repay all of its U.S. dollar denominated borrowings, which will eliminate any currency related effects of such borrowings on Fage’s future financial results. However, due to Fage’s international development strategy, an increasing proportion of the Company’s revenues are expected to be denominated in currencies other than the Euro, primarily the British pound sterling and U.S. dollar. As a result, management expects currency transaction risk to grow as the Company’s sales in countries outside the European Monetary Union continue to grow as a proportion of its total sales.

U.S. GAAP Adjustments

The Company is required to reconcile its Consolidated Financial Statements under IFRS with the Company’s prior primary consolidated financial statements which, in the Company’s case, have been prepared in accordance with U.S. GAAP. See Note 31 of the Consolidated Financial Statements. In connection therewith, the Company: (a) has determined that a deferred tax asset of €2.3 million resulting from the Greek statutory revaluation of its land and buildings was not previously recognized in the U.S. GAAP consolidated financial statements; and (b) has identified a difference of €0.5 million in the computation of the amortization of the debt issuance costs of the Company’s outstanding 9% senior notes due 2007 (the “Existing Notes”).  Both of these items should have been recorded in the previously issued U.S. GAAP consolidated financial statements. The cumulative effects of these items is to increase the Company’s opening shareholders’ equity at January 1, 2002 from that reported in its U.S. GAAP consolidated financial statements for the year ended December 31, 2002 by approximately €2.8 million. The U.S. GAAP amounts at January 1, 2002, December 31, 2003 and for the year then ended included in the reconciliation in Appendices I-III have been restated for the effects of these amounts. In addition, the U.S. GAAP amounts included in the reconciliation in Appendices I-III related to September 30, 2004 have been restated for the effects of these amounts and the cumulative effect at September 30, 2004 was to increase equity by €2.3 million (unaudited). In addition, the nine months ended September 30, 2004 income tax expense and financial income/(expense) net and net income have also been restated in the Appendices for the effects of these items (unaudited). In addition, certain balance sheet reclassifications have been made to the U.S. GAAP consolidated amounts included in the Appendices. As a result of the foregoing, the Company intends to make such filings with the SEC as may be necessary to reflect these adjustments.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company’s consolidated income statements expressed as percentages of net sales:

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
			(unaudited)
	(in percentages)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	(62.6)	(63.0)	(61.9)	(62.0)
Gross profit	37.4	37.0	38.1	38.0
Selling, general and administrative expenses	(28.9)	(31.4)	(31.1)	(33.2)
Other income	0.4	0.2	0.2	0.2
Other expenses	(0.1)	(0.1)	(0.1)	(0.1)
Profit from Operations	8.8	5.7	7.1	4.9
Financial income/(expenses), net	(3.1)	(2.2)	(2.3)	(2.1)
Foreign exchange losses/(gains), net	5.6	4.1	3.1	(0.5)
Share of profit/(losses) of associates	(0.4)	(0.2)	(0.1)	0.0
Income taxes	(4.1)	(3.1)	(2.9)	(0.9)
Profit from ordinary activities	6.8	4.3	5.0	1.4
Minority interests	0.0	0.0	0.0	0.0
Net profit	6.8%	4.3%	5.0%	1.4%

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Net sales.  Net sales for the nine months ended September 30, 2004 were €273.0 million, an increase of €6.3 million, or 2.4%, from €266.7 million for the nine months ended September 30, 2003. In the domestic market, overall volume decreases were offset by average price increases across all of the Company’s products as well as a shift in the product mix to premium priced products such as strained and children’s yogurt products, certain ESL milk products and certain packaged cheeses. The decrease in volume primarily affected fresh milk products, where the Company implemented a policy of promoting sales of ESL milk as a substitute for fresh milk products in outlying districts, and set yogurt where the Company elected not to follow the significant promotional activity of Friesland. Although the Company’s Total brand experienced a slight decrease in volume in the Greek domestic market, this was more than offset by a price increase. The Company’s international markets continued to perform well with both sales and volume increases. In international markets, the Company experienced growth in yogurt sales (16.5% in terms of volume).

Gross profit.  Gross profit for the nine months ended September 30, 2004 was €103.8 million, an increase of €2.1 million, or 2.1%, from €101.7 million for the nine months ended September 30, 2003. Cost of sales for the nine months ended September 30, 2004 was €169.2 million, an increase of € 4.2 million, or 2.5%, from €165.0 million for the nine months ended September 30, 2003. The total increase in the cost of sales was driven by the increase in net sales and increased labour costs primarily in regional production facilities, which is related to the Company’s shift in the product mix to ESL milk and cheeses. Gross profit as a percentage of net sales for the nine months ended September 30, 2004 was 38.0% compared to 38.1% for the respective period of 2003. The Company’s stable gross profit margin was achieved despite increased labour costs as the Company’s raw material costs decreased as a percentage of sales. The Company has had stable prices for milk as a raw material by avoiding general price increases through accelerating payments to milk producers. Although this acceleration is partially responsible for the Company’s increase in short-term borrowings, the Company believes that the benefits of stable milk prices more than offset any increased interest expense.

Selling, general and administrative expenses.  Selling, general and administrative expenses (“SG & A”) for the nine months ended September 30, 2004 were €90.6 million, an increase of € 7.7 million, or 9.3%, from €82.9 million for the same period in 2003. The increase in SG & A is primarily a result of an increase of €4.5 million in advertising costs attributable to the entrance of Friesland in the domestic yogurt market and the advertising campaign conducted in August 2004 in the Italian market. To a lesser extent, the increase also reflects higher shipping and handling costs related to the Company’s increased international sales and higher labour costs. These increased costs were partially offset by reduced costs associated with the 2004 Athens Olympic Games sponsorship and a reduction in shareholder payments. SG & A as a percentage of net sales increased from 31.1% for the first nine months of 2003 to 33.2% for the first nine months of 2004.

Profit from operations.  Profit from operations for the nine months ended September 30, 2004 was €13.4 million, a decrease of €5.6 million, or 29.5%, from €19.0 million for the nine months ended September 30, 2003. Profit from operations as a percentage of net sales decreased from 7.1% in the first nine months of 2003 to 4.9% in the first nine months of 2004. This decrease was mainly due to increased SG & A.

Financial income/(expenses) net.  Net financial expense for the nine months ended September 30, 2004 was €5.8 million. For the nine months ended September 30, 2003 interest expense was €6.0 million. The decrease of the net financial expense for the nine months period of 2004 is mainly attributable to the positive effect of the exchange rates applicable to interest payments on long-term borrowings which was partially offset by the interest expense on increased short term borrowings.

Foreign exchange losses (gains), net.  Foreign exchange losses for the nine months ended September 30, 2004 were €1.3 million mainly due to the quarter-end remeasurement of the Existing Notes. For the nine months ended September 30, 2003, there was a foreign exchange gain of €8.2 million. This €9.5 million change from the first nine months of 2003 to the first nine months of 2004, resulted from the depreciation of the U.S. dollar as compared to the Euro.

Income taxes.  The provision for income taxes for the nine months ended September 30, 2004 was €2.6 million and for the nine months ended September 30, 2003 was €7.8 million. The decrease in the provision for income taxes is mainly attributable to a decrease in taxable profits and a reduction in deferred tax liabilities resulting from an increase in the tax-free reserves aggregating to approximately €0.9 million.

Net profit.  Net profit for the nine months ended September 30, 2004 was €3.7 million, a decrease of €9.5 million from net income of €13.2 million, for the nine months ended September 30, 2003. As discussed above, this was mainly due to increased SG & A and foreign exchange losses for the first nine months of 2004, which was partially offset by the reduced income tax charge.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net sales.  Net sales for 2003 were €349.5 million, an increase of €18.2 million, or 5.5%, from €331.3 million for 2002. This increase in revenues is the result of a total volume increase of 0.9%, price increases and product mix changes. In the domestic market, sales revenues increased as a result of a shift in the product mix toward premium priced yogurt, milk and cheese products as well as an average price increase of 3.5% for all product categories. Volumes in Greece were stable. In international markets, the Company experienced growth in yogurt sales (17.0% in terms of volume).

Gross profit.  Gross profit for 2003 was €129.2 million, an increase of €5.2 million, or 4.2%, from €124.0 million for 2002.  Cost of sales for 2003 was €220.3 million, an increase of €13.0 million or 6.3% from €207.3 million for 2002. The increase in cost of sales was primarily the result of the increase in net sales and increases in the cost of raw materials and packaging. Packaging costs increased as the Company’s product mix shifted towards certain ESL and packaged cheese products requiring more expensive packaging. These increases were partially offset by a reduction in utility costs. Gross profit as a percentage of net sales for 2003 decreased to 37.0% from 37.4% for 2002.

Selling, general and administrative expenses.  SG & A for 2003 was €109.7 million, an increase of €13.9 million, or 14.5%, from €95.8 million for 2002. €11.5 million of this increase was due to increases in third party fees which include both the increased amounts paid to certain members of the Filippou family and management fees paid to affiliate companies. In addition, advertising costs increased, both in respect of the Company’s sponsorship of the 2004 Athens Olympic Games and the launch of the new brand name “GALA DEKA”, as did shipping and handling costs as a result of the Company’s increased international sales and depreciation charges as a result of the Company’s capital expenditure programme. SG & A as a percentage of net sales increased from 28.9% in 2002 to 31.4% in 2003.

Profit from operations.  Profit from operations for 2003 was € 19.8 million, a decrease of €9.4 million, or 32.2%, from € 29.2 million for 2002. Profit from operations as a percentage of net sales for 2003 decreased from 8.8% in 2002 to 5.7% in 2003. This decrease was mainly due to increased SG&A.

Financial income/(expenses) net.  Net financial expense for 2003 was €7.7 million, a decrease of €2.6 million, or 25.2%, from €10.3 million for 2002. This decrease is mainly due to the appreciation of the Euro against the U.S. dollar for 2003 as compared to 2002 and due to the decreased average short-term borrowings in 2003. Given that the Company’s Existing Notes are denominated in U.S. dollars, the amount of interest incurred was reduced in Euro terms.

Foreign exchange gains/(losses), net.  Foreign exchange gains for 2003 were €14.4 million and for 2002 were €18.4 million. These gains were, in each case, mainly due to the year-end re-measurement of the Company’s outstanding Existing Notes.

Share of profit/(losses) of associates.  Losses on equity investments for 2003 were €0.7 million, a decrease of €0.5 million from €1.2 million for 2002. The loss of €0.7 million relates to the Company’s attributable portion of the loss of Bizios S.A. (€ 0.5 million) and the impairment loss recognised on the acquisition of Sideris Sp. Th. & Co. (€0.2 million).

Income taxes.  The provision for income taxes for 2003 was € 10.7 million. For 2002, the provision for income taxes was € 13.6 million. This decrease in 2003 is due to the reduced taxable profits and the reduced additional tax assessments as compared to 2002, which were partially offset by the tax effect on tax-free reserves and the utilisation of previously unrecognised tax losses. The effective tax rates for fiscal years 2002 and 2003 were 37.6% and 41.4%, respectively. The increase in the effective tax rate for 2003 was mainly due to the fact that no tax-free reserve was provided and that in 2002, the Company utilised previously unrecognised tax losses. This was partially offset by reduced additional tax assessments as compared to the prior year.

Net profit.  Net profit for 2003 was €15.1 million, a decrease of €7.6 million, or 33.5% from a net income of € 22.7 million for 2002. As discussed above, this was mainly due to increased SG & A and the reduction in the positive effect from foreign exchange gains.

Liquidity and Capital Resources

Sources of capital.  The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At September 30, 2004, a total of approximately €49.9 million was available under these lines of credit, of which €36.4 million had been drawn and € 13.5 million remained unutilised. See Note 26 (“Short-Term Borrowings”) to the accompanying Consolidated Financial Statements.

Cash flow data.

	Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
			(unaudited)
	(€ thousands)
Cash flow from/(used in) operating activities	35,175	8,551	(2,895)	(4,304)
Cash flow from/(used in) investing activities	(4,058)	(17,440)	(14,899)	(16,102)
Cash flow from/(used in) financing activities	(26,040)	3,141	16,115	24,780
Effect of exchange rates changes on cash	(42)	53	(6)	33
Cash and cash equivalents at beginning of year/period	2,831	7,866	7,866	2,171
Cash and cash equivalents at end of year/period	7,866	2,171	6,181	6,578

Cash flow from operations can be impacted by the Company’s extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. As of October 2003, the Company instituted a policy which included reducing the average number of days within which it pays most of its trade creditors from 90 days to 75 days and increasing its advances to suppliers to take advantage of discounts offered by these suppliers. The

Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

Cash flow from/(used in) operating activities.  Net cash used in operating activities for the nine months ended September 30, 2004 was €4.3 million, an increase of €1.4 million compared to net cash used in operating activities of €2.9 million for the nine months ended September 30, 2003, which is primarily due to a decrease in earnings offset by the change in the unrealised foreign exchange gains and losses. During this period, net cash used in operating activities was affected by the decrease in trade payables associated with the increase in advances to suppliers as part of its payment policy described above. In addition, the increase in the Company’s trade and other receivables reflects advances to farmers for milk supplies. For the year ended December 31, 2003, net cash generated from operating activities was €8.6 million, a decrease of €26.6 million compared to net cash generated from operating activities of €35.2 million in 2002, which is primarily due to the reduced operating profits and the initial implementation of the Company’s policy regarding payments to trade creditors discussed above. Specifically, trade receivables declined in the 2003 period as a result of a decrease in the average age of receivables with respect to a significant portion of its trade accounts.

Cash flow from/(used in) investing activities.  Net cash used in investing activities for the nine months ended September 30, 2004 was €16.1 million, an increase of €1.2 million compared to net cash used in investing activities of €14.9 million for the nine months ended September 30, 2003. Approximately half of this increase is a result of the Company’s capital expenditures which increased from € 15.4 million in the 2003 period to €16.0 million in the 2004 period. These capital expenditures reflect continued investments in Company facilities in order to further realise operating efficiencies. Net cash used in investing activities for 2003 was €17.4 million, an increase of €13.3 million compared to net cash used in investing activities of €4.1 million in 2002, which is primarily due to the release of cash collateral in 2002 following the repayment of a short-term borrowing obtained in 2000 and 2001 used for the redemption of a portion of its Existing Notes.

Cash flow from/(used in) financing activities.  Net cash generated from financing activities for the nine months ended September 30, 2004 was €24.8 million, an increase of €8.7 million compared to net cash generated from financing activities of €16.1 million for the nine months ended September 30, 2003. This increase was mainly due to the increase in short-term borrowings from €16.1 million in the first nine months of 2003 to €28.0 million in the first nine months of 2004, partly offset by the payment of dividends of €3.3 million in the 2004 period. Net cash generated from financing activities for the year 2003 was €3.1 million, an increase of €29.1 million compared to net cash used in financing activities of €26.0 million in the year 2002. This increase was primarily due to the repayment of short-term borrowings in 2002.

Pro forma liquidity and capital resources.  Upon completion of the Offering, the Company’s principal sources of liquidity will be existing cash balances, cash flow from operations and available amounts under the Company’s various lines of credit maintained with several banks. The Company anticipates that, immediately upon completion of the Offering, the Company’s lines of credit will be €49.9 million, more than half of which will be undrawn.

The Company’s principal liquidity needs are debt service (primarily interest on the new senior notes), shareholder payments, capital expenditures and working capital. The Company believes that its available capital resources will be sufficient to fund its liquidity needs. However, the Company’s future operating performance and access to credit are subject to a number of factors, many of which are beyond its control.

Critical Accounting Policies

The discussion and analysis of financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the value of such assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that, of Fage’s significant accounting policies, the following may involve a higher degree of judgement and complexity:

Impairment of cost and equity method investments.  Investments in entities, other than consolidated entities, over which the Company exercises significant influence are accounted for using the equity method. Under the equity method, the investment is carried at cost and is adjusted to recognise the investor’s share of the earnings or losses of the investee after the date of acquisition. Whenever a decline in fair value below the cost basis is assessed to be other than temporary, an impairment charge is recognised in the consolidated statement of income. The amount of any impairment charge is included in the determination of the investor’s net income and such amount reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the investor’s share of changes in the investee’s capital. Dividends received from an investee reduce the carrying amount of the investment.

Concentration of credit risks and allowance for doubtful accounts.  The Company has established criteria for granting credit to customers which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty days after shipment. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. The balance of such allowance for doubtful accounts is adjusted appropriately by recording a charge to the consolidated statement of income for the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. It is the Company’s policy not to write-off an account until all possible legal action has been exhausted.

Property, plant and equipment.  Property, plant and equipment are stated at cost, net of subsidies provided by the Greek government, less accumulated depreciation and less any accumulated impairment losses. Borrowing costs incurred during periods of construction that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset using the related borrowing rate. Repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the consolidated statement of income. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of equity.

Goodwill.  Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Following initial recognition, goodwill is amortised on a straight line basis over its estimated useful economic life not exceeding 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation and any impairment in value.

Impairment of assets.  The carrying value of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever the carrying value of an asset exceeds its recoverable amount, an impairment loss is recognised in the consolidated statement of income. The recoverable amount is measured as the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, after deducting any direct incremental selling costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of the asset and from its disposal at the end of its useful life. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Income taxes.  Current and deferred income taxes are computed based on the standalone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece or other tax jurisdictions in which entities operate. Income tax expense consists of income taxes for the current year based on each entity’s profits as adjusted in its tax returns and deferred income taxes, using substantively enacted tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Deferred tax is calculated using substantively enacted tax rates at the balance sheet date.

Prior to 2000, under Greek tax law, companies such as the Company with registered shares not listed on the Athens Stock Exchange were subject to income taxes at a rate of 40% on their taxable profits (distributed or not). During fiscal year 2000, the enacted corporate tax rate for fiscal year 2001 was reduced to 37.5% for non-listed companies with bearer shares and for fiscal year 2002 and onwards it was further reduced to 35%. In November 2004, new Greek tax legislation was approved whereby the corporate tax rate for companies will be gradually reduced from 35% to 25%. Specifically, for fiscal years 2005 and 2006 the tax rate is reduced to 32% and 29%, respectively and from fiscal year 2007 and onwards it is further reduced to 25%.

Contractual Obligations

The following table sets forth Fage’s contractual obligations as of September 30, 2004.

	Total	Less than 1 year	1-5 years	More than 5 years
Interest bearing loans and borrowings	73,255	—	73,255	—
Operating lease obligations	1,109	454	655	—
Obligations under service agreements	26,674	6,788	19,886	—
Other long-term liabilities	2,816	589	2,096	131
	103,854	7,831	95,892	131

Proprietary Marks

Each of the following trademarks and brand names are protected registered trademarks of Fage:

FAGE®, After School®, Junior®, Feta FAGE®, Graviera of Crete FAGE®, Veloutela®, Flair®, Total®, Total Light®, Total 0%®, Total 0% with fruit®, Total split-cup®, Ageladitsa®, Silouet®, Silouet 0%®, Silouet 2%®, Silouet 0% with honey croutons®, Veloute®, Veloutela Cocktail®, FruYo®, Tutti Fruti®, Happy Day®, Sheep's®, Provataki®, N'Joy®, Drossato®, Yoko Choco®, Trikalino®, Playia®, New York®, Begin with Junior®, Farma®, Farma Diet®, Farma Plus®, Teens Yogurt®, Fresko Gala Fage®, ABC®, GALA DEKA®, Milk Shake®, Tzatziki Fage®, Fage Cream®, Family Yiaourti®, Junior Tirakia®, Fruyo Fruits®, Fruyo Fruits and Cereals®, Fruyo Chocolate® and Glykokoutalies Fage®.